
November 26, 2019

Ivan Homici
Chief Executive Officer
Nowtransit, Inc.
20, Ayres Road
Manchester
England, M16 9NB

> **Re: Nowtransit, Inc.**
> **Registration Statement on Form S-1**
> **File November 4, 2019**
> **File No. 333-234487**

Dear Mr. Homici:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. You state on page 4 that you will take advantage of the extended transition period for complying with new or revised accounting standards; however, on the cover page, you have checked the box indicating that you elected not to use the extended transition period. Please revise this apparent inconsistency.

Risk Factors, page 6

2. Please add a risk factor that addresses the material legal and regulatory risks and uncertainties related to your proposed business. For example, discuss the applicability and impact of laws and regulations governing the delivery of goods across Europe. As a

further example, discuss the impact of any laws or regulations that could affect the licensing of drivers or how drivers are classified in the jurisdictions in which you intend to operate. In this regard, we note that you intend for your drivers to be deemed as "occasional independent contractors" but some jurisdictions may deem them as employees. Finally, discuss the impact of any legal requirements to identify criminal activity on your platform by either drivers or senders.

Use of Proceeds, page 14

3.   You disclose that your director believes the proceeds of this offering plus operating revenues will satisfy your cash requirements for at least twelve months following completion of this offering, provided that all of the shares offered are sold. Elsewhere you disclose that you need a minimum of $25,000 to support limited operations during the next twelve months. Please revise for consistency throughout your filing to disclose the minimum amount of funding needed to satisfy your cash requirements for the next twelve months.

Report of Independent Registered Public Accounting Firm, page F-2

4.   Please file a revised audit report that contains an expression of the firm's opinion regarding the company's financial statements. Ensure that the revised opinion is consistent with the guidance in PCAOB AS 3101. In this regard, the current report does not include the related notes in the identification of the financial statements or that the statements and notes are collectively referred to as the "financial statements."

General

5.   You appear to be a shell company as defined in Rule 405 under the Securities Act of 1933 because you have no or nominal operations and nominal assets. Please disclose on the cover page that you are a shell company and add a risk factor highlighting the consequences of your shell company status. Discuss the prohibition on the use of Form S-8 by shell companies, enhanced reporting requirements imposed on shell companies and the conditions that must be satisfied before restricted and control securities may be resold in reliance on Rule 144. Describe the potential impact on your ability to attract additional capital through subsequent unregistered offerings.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Ivan Homici
Nowtransit, Inc.
November 26, 2019
Page 3

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Matthew Derby, Staff Attorney, at (202) 551-3334 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology